New Alternatives Fund
12/31/14 N-SAR
Sub-Item 77D and Sub-Item 77Q1(b)
NEW ALTERNATIVES FUND
Policies With Respect to Securities Investments
       In connection with the shell reorganization whereby New Alternatives Fund, Inc. (the "Fund") was re-domesticated from a New York corporation into a Delaware statutory Trust named New Alternatives Fund (the "Trust"), the Trust made a material change to its investment policy with respect to its ability to invest in the securities of other investment companies. This change was not separately approved by the shareholders of the Fund but was approved as part of the overall reorganization.
       The Fund had a fundamental investment restriction stating that it may not purchase securities of any other investment company, except as part of a merger, consolidation or other reorganization.
       As part of the reorganization, the fundamental investment restriction of the Fund with respect to investments in the securities of other investment companies was made non-fundamental. Further, the investment restriction was changed to read that the Trust may not purchase securities of any other investment company, except as part of a merger, consolidation or other reorganization, or where otherwise permitted by the Investment Company Act of 1940, as amended (the "1940 Act").
       As a result of this change, the Trust can now invest short-term cash in money market mutual funds or in mutual funds that invest their assets in U.
S. government securities. The Trust's investment advisor does not intend to invest the Trust's assets in other mutual funds for the purpose of pursuing its objective of investing in alternative energy.
       Under the 1940 Act, the Trust's investment in securities of other investment companies, subject to certain exceptions, currently is limited to
(i) 3% of the total voting stock of any one investment company, (ii) 5% of the Trust's total assets with respect to any one investment company and (iii) 10% of the Trust's total assets in the aggregate. As a shareholder of another investment company, the Trust would bear, along with other shareholders, its pro rata portion of the other investment company's expenses, including advisory fees. These expenses would be in addition to the advisory fees and other expenses that the Trust bears directly in connection with its own operations.
       The limits in the above paragraph would not apply to the Trust's investments in money market mutual funds so long as the money market share class that the Trust invests into does not charge any shareholder service fees.
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